ALLSTATES WORLDCARGO, INC. AND SUBSIDIARIES

Responses to Inquiries from the U.S. Securities and Exchange Commission's letter dated February 14, 2006

Form 10-K For the Fiscal Year Ended September 30, 2005:

COMMENT#

General

(1) In Item 1 of your Form 10-K you state that 14 of your 21 branch locations are licensee operations and that you are party to certain site licensing arrangements in which these licensees have contracted with you to provide freight forwarding services under the Allstates name. Please describe to us the significant contractual terms of these arrangements. Explain how you account for, record, and classify the various payments made to or received from the licensees. Support your apparent conclusion that you should record revenues at those loctions at gross rather than at net. Quantify the number of site licensing agreements with related parties.

Allstates is a party to several site licensing agreements in which those licensees have contracted with the Company to provide exclusive freight forwarding services, including sales and operating functions, under the Allstates name. Per the contractual agreement, Allstates grants to the licensee and the licensee accepts as an independent contractor, a site license to solicit orders for Allstates' freight forwarding business within an exclusive territory. None of the site license agreements have been executed with related parties. In consideration for the agreement of the terms that the licensee enters in to, Allstates agrees to transfer to the licensee all of the existing Allstates business in the exclusive territory that prior to the agreement had been controlled by the Company. The term of the agreements run from ten years to ninety-nine years. In consideration for the services provided by the licensee, Allstates compensates the licensee a percentage of the gross profit earned on customer billing, computed on a weekly basis. The licensee is provided access to Allstates' computer system and is responsible for entering all data pertinent to a shipment, including routing, customer charges, vendor costs, and proof of delivery. Freight is transported by selected transportation vendors via Allstates' Bills of Lading and Airway Bills, and as such we record those liabilities on our books. Allstates is responsible for invoicing the customer, collecting invoice payments, and paying the transportation vendors. As such, revenues are recorded on our books at gross.

The weekly commission that the Company pays to the licensees is computed via a report that calculates the revenue and gross profit on all invoices that are created within a rolling one-week period in which the licensee is identified as the controlling station. The report then further calculates a commission amount based on a percentage of gross profit. Those reports are reviewed by the Accounts Payable manager and a liability is recorded on Allstates' books with a charge to licensee commission expense.

(2)   Your financial statements do not include selected quarterly financial data. Please revise your financial statements to comply with Item 302(a) of Regulation S-K.

Please refer to Note # 17 of the Notes to the Consolidated Financial Statements where the selected quarterly financial data table has been included.

(3)   The Audiogenesis Systems Division distributes safety equipment under the service mark Safetrend. Please tell us how this apparent segment meets the aggregation criteria set forth in paragraph 17 of SFAS 131 or revise you financial statements as appropriate.

Paragraph 16 of SFAS 131 states that "an enterprise shall report separately information about each operating segment that (a) has been identified in accordance with paragraphs 10-15 or that results from aggregating two or more of those segments in accordance with paragraph 17 and (b) exceeds the quantitative thresholds in paragraph 18." (Emphasis Added)

Paragraph 18 of SFAS 131 states that "an enterprise shall report separately information about an operating segment that meets any of the following thresholds:

a.   Its reported revenue, including both sales to external and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments.
b.   The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of (1) the combined reported profit of all operating segments that did not report a loss or (2) the combined reported loss of all operating segments that did report a loss.
c.   Its assets are 10 percent or more of the combined assets of all operating segments."

For the fiscal year ended September 30, 2005, the Audiogenesis Systems Division ("Audiogenesis") had sales of $420,821, which equates to 0.61% of total consolidated sales. Audiogenesis had a loss from operations of $64,424, which in absolute term equates to 5.60% of the income from operations of the remaining consolidated entities. Lastly, Audiogenesis had total assets of $279,556, which equates to 2.20% of the total assets of the consolidated entities.

Inasmuch as Audiogenesis does not meet any of the criteria to be treated as a reportable segment, none of the reporting requirements under SFAS 131 apply. Therefore, no revisions need to be made to the financial statements for Allstates Worldcargo, Inc. and subsidiaries for the fiscal year ended September 30, 2005.

COMMENT #

Management Discussion and Analysis

(4)   Please revise your financial statements to include a contractual obligations table as required by Item 303(a)(5) of Regulation S-K. When presenting contractual obligations, please ensure that all obligations are shown in the table, including your Revolving Credit Facility and scheduled (or estimated) interest payments on your indebtedness.

Please refer to the Liquidity and Capital Resources section of Item 7, Management Discussion and Analysis, where a contractual obligations table, with footnotes has been included.

(5)   Please revise your discussion and analysis of cash flows to also include underlying causes of changes in operating assets and liabilities.

Please refer to the Liquidity and Capital Resources section of Item 7, Management Discussion and Analysis, where the discussion and analysis of cash flows has been expanded to include the underlying causes of changes in operating assets and liabilities.

Financial Statements

Report of Independent Registered Public Accounting, Page F-1

(6)   Please revise your financial statements to provide a signed accountant's report.

Please refer to the Report of Independent Registered Public Accounting Firm on Page F-1 where an electronic signature of our auditing firm has been included.

Consolidated Statements of Net Income, Page F-4

(7)   Financial statements should be furnished that meet the requirements of Regulation S-X. This would generally include statements of income, cash flows and changes in stockholders equity for each of the most recent three fiscal years. MD&A disclosures should be provided for each of these periods as well.

Please refer to Allstates' Consolidated Statement of Net Income (Loss), Page F-4, Consolidated Statements of Stockholders' Equity (Deficit), Page F-5, and Consolidated Statements of Cash Flows, Page F-6, which have been expanded to include the most recent three fiscal years as required.

(8) <u>It appears that you generate sales from both product and service. The staff believes that these revenues as well as the associated costs from the sales of products, services and other products should be separately disclosed on the face of the consolidated statements of income. Therefore, please revise your financial statements accordingly or provide us with substantive support for your approach. For guidance refer to Article 5-03(b)(1) and (2).</u>

Registration S-X, Article 5-03 (b) states that "if income is derived from more than one of the subcaptions described under Rule 5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class. If these items are combined, related costs and expenses as described under Rule 5-03.2 shall be combined in the same manner". The majority of the consolidated revenues for Allstates Worldcargo, Inc. and subsidiaries is generated from the sale of services. Audiogenesis sells products but only accounts for $420,821 of the total sales of $68,841,843 or 0.61%.

Since the sale of products is clearly below the 10% threshold established by Article 5-03(b), the revenues as well as the associated costs from the sale of products are not required to be separately reported on the face of the consolidated statements of income.

(9) <u>In order to increase the transparency of your financial statements, please revise your consolidated statements of net income to include personnel costs as well as commissions paid to licensees and independent sales agents as separate line items.</u>

Please refer to the Consolidated Statements of Net Income, Page F-4, where personnel costs, licensee commissions, and commissions paid to independent sales agents have been included as separate line items.

(10) <u>In order to appropriately reflect the nature of costs on your consolidated statement of income, the caption "cost of sales" should be revised to "cost of transportation". Please note that your result of operations disclosures make use of the term "cost of transportation" instead of "cost of sales". Consider whether the use of the caption "gross profit" is appropriate.</u>

Please refer to the Consolidated Statements of Net Income, Page F-4, where the caption "cost of transportation" has been included to reflect the primary nature of the costs. We have utilized the caption "net revenues" to replace "gross profit" on the statement of income, and have also replaced the "gross profit" terminology in the Management Discussion and Analysis section with "net revenues". We have included a definition of "net revenues" within the MD&A to clarify its meaning, which is defined as revenues after costs of transportation.

<u>COMMENT #</u>

Summary of Significant Accounting Policies

Fair Value of Consolidated Financial Statements, Page F-9

(11)   <u>Please expand your disclosures to also address the fair values of your non-current financial statements. We refer to such assets as your deposits and non-current receivables and to the portion of your debt classified as long-term. Please note that if it is not practicable to estimate the fair value of any financial instrument appropriate disclosures are required under paragraph 14 of SFAS 107.</u>

Please refer to Note 2, Summary of Significant Accounting Policies, Page F-9, where the noted have been expanded to address the fair values of the non-current financial instruments.

(12)   <u>As a related matter, please expand your footnotes to describe the nature and significant contractual terms of the loans receivable and the other receivables. Explain the business reasons for the loan made to a licensee and tell us whether the loan represents an unusual event or transaction or whether such loans are routine in your business. Describe how you have evaluated the recoverability of these loans receivable at the balance sheet date.</u>

Please refer to the new Note 4, Loans and other receivables, which expands on their nature and significant contractual terms, explains the business reasons for the loan and receivable, and evaluates their recoverability.

Revenue Recognition, page F-9

(13)   <u>The Audiogenesis Systems Division is involved in the sale of safety equipment. However, there are no disclosures as to how you account for these arrangements within your footnotes. Please revise your revenue recognition footnote to disclose your revenue recognition process for these transactions</u>.

The Audiogenesis Systems Division is on the accrual method of accounting whereby it recognized income when earned and expenses when incurred. This information has not been included in revenue recognition footnote disclosure since Audiogenesis does not meet (a) the quantitative thresholds established under SFAS 131 *Disclosures about Segments of an Enterprise and Related Information* (as amended) and/or (b) the 10% threshold established by Registration S-X, Article 5-03 (b).

Note 6 – Long Term Debt

(14) Please tell us the business reasons why you assumed debt associated with the notes payable from Joseph Guido to the estate of A.G. Hoffman. Additionally, tell us how the proceeds from the debt were used.

On August 24, 1999, Audiogenesis entered into a reverse acquisition with Allstates Air Cargo, Inc. and it subsidiaries. On August 24, 1999, Allstates Air Cargo, Inc. became a wholly-owned subsidiary of Audiogenesis. On November 4, 1999, Audiogenesis filed a Certificate of Amendment to the Certificate of Incorporation, officially changing its name to Allstates Worldcargo, Inc. ("Worldcargo"). As a result of this transaction, the sole shareholder of Allstates Air Cargo, Inc. became a 55.37% shareholder of Worldcargo.

Prior to the August 24, 1999 reverse acquisition, Allstates Air Cargo, Inc. repurchased, via treasury stock, the stock holdings of the Estate of A.G. Hoffman for $2,511,730 payable over 101 years at annually principal payments of $25,000 plus interest at 7% per year. This treasury stock purchase became a liability of Allstates Air Cargo, Inc. and was personally guaranteed by its sole shareholder, Mr. Joseph M. Guido. When the reverse merger occurred on August 24, 1999, Worldcargo assumed the debt of Allstates Air Cargo, Inc. There were no proceeds from Worldcargo's assumption of this debt and the accounting offset was a reduction to the consolidated equity of the company.

Note 15 – Litigation, Page F-17

(15) Please revise your disclosures to provide estimate of the amount or range of loss or possible loss on the Mutual Insurance Company v. Lightning Freight Inc., GTD Logistics, Inc. and Gilberto Cordova kitigation or state that such an estimate cannot be made.

Please refer to Note 16 – Litigation, which is revised to disclose that a final settlement of this matter has been reached by the parties. Also, please refer to Item 3 – Legal Proceedings, where the disclosure of this matter has been revised as to the final settlement.

The following paragraph has been inserted to explain the settlement as well as GTD's final loss:

"The parties have reached a settlement of the action, pursuant to which GTD will pay the sum of ten thousand dollars ($10,000) in full and complete settlement of all claims. On March 6, 2006 the Court granted the parties' Application for Determination of Good Faith Settlement Pursuant California Code of Civil Procedure, which would bars any other joint tortfeasor or co-obligor from any further claims against GTD arising out of the transaction. The entry of that March 6 Order finalized the settlement of the action, and on March 8 GTD submitted the settlement payment, thus completing its obligations under the settlement."